SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6)*


                                  FOLDERA, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    344229109
                     ---------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8226
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 19, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 3 pages

                                EXPLANATORY NOTE

         This Amendment No. 6 (this "Statement") amends and restates in its entirety the Schedule 13G relating to Foldera, Inc., a Nevada corporation (the "Issuer"), originally filed on March 6, 2007, and all subsequent amendments thereto on Schedule 13D (collectively, the "Existing Schedule 13D"), filed by and on behalf of Vision Opportunity Master Fund, Ltd., a Cayman Islands company, Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC), and Adam Benowitz (collectively, the "Reporting Persons").

         The Reporting Persons are filing this Amendment to indicate that the Existing Schedule 13D was filed in error and should be treated as if it were withdrawn. The Existing Schedule 13D was not required to be filed because as of the original filing date the Issuer did not have, and currently does not have, a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.


                                Page 2 of 3 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ Adam Benowitz
                                           ------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as a Director of the Fund



                                Page 3 of 3 pages